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                                                Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-53893

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 3, 1998)


                    INNOVATIVE GAMING CORPORATION OF AMERICA

                         694,935 SHARES OF COMMON STOCK



         Our common shares are traded on the NASDAQ National Market under the symbol "IGCA." The last reported sale price of our common shares on June 16, 1999 was $2.031 per share. Selling shareholders identified in this prospectus are offering all of the shares to be sold in the offering. We will not receive any of the proceeds from the offering.

         This prospectus supplement reflects a change to the prospectus dated September 2, 1998 with respect to a) the selling shareholders; b) the number of common shares beneficially owned by such selling shareholders. This prospectus supplement should be read together with the prospectus, and highlights and replaces some information in the prospectus.

                              SELLING SHAREHOLDERS

         As of June 1, 1999, 625 shares of our Series B Convertible Preferred Shares ("Preferred Shares") had been converted into 685,606 shares of our common stock. The Selling Shareholders table and footnote 1 in the prospectus is amended and replaced with the following information:


                                                                                          Amount of Beneficial
                              Beneficial Ownership          Shares Offered By             Ownership After the
Name                          Prior to the Offering         Selling Shareholder           Offering
----                          ---------------------         -------------------           --------------------
The Shaar Fund,                        923,835                       689,935                          2.9%
Ltd(1)

Gaming Ventures                          5,000                         5,000                            0%
Corporation

(1) Includes 689,935 shares of common stock issuable upon conversion of the Preferred Shares and as payment of dividends thereon in shares of common stock, at an assumed conversion price of $1.848 per share based upon the closing bid price of $2.031 per share


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         on June 14, 1999. Does not include a maximum of 1,331,500 shares of common stock issuable upon conversion of Series C Convertible
         Preferred Stock beneficially owned by such selling shareholder.
         Because the number of shares of common stock issuable upon conversion of the Preferred Shares and as payment of dividends thereon is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued in respect of such conversions or dividend payments, and consequently the number of shares of common stock that will be beneficially owned by the selling shareholder, will fluctuate daily and cannot be determined at this time. However, the terms of the Preferred Shares restrict the selling shareholder's ability to convert Preferred Shares (and receive shares of common stock in payment to convert Preferred Shares (and receive shares of common stock in payment of dividends thereon) to the extent that the number of shares of common stock held by it and its affiliates after such conversion exceeds 4.9% of the then issued and outstanding shares of common stock following such conversion.


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              NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
              SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE.

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             The date of this prospectus supplement is June 17, 1999